EXHIBIT 1

                                  Press release
                                  [TRANSLATION]

                                                                 August 23, 2006

 THE INDUSTRIAL DEVELOPMENT BANK HAD A SECOND QUARTER PROFIT IN 2006 OF NIS 0.4
         MILLION THE LOSS IN THE FIRST HALF OF 2006 - NIS 10.3 MILLION

At its meeting on August 23, 2006, the board of directors of the Industrial Development Bank of Israel Ltd. approved the Bank's reviewed financial statements as of June 30, 2006.

The Bank finished the second quarter of 2006 with a profit of NIS 0.4 million compared with a loss of NIS 10.7 million in the first quarter of the year. The loss in the first half of 2006 amounted to NIS 10.3 million compared with a loss of NIS 6.8 million in the first half of 2005.

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD, AND MR. URI GALILI, THE GENERAL MANAGER OF THE BANK, announced that the during the past four years the Bank has paid back deposits to the public of more than NIS 3.5 billion. Additionally, the Bank returned approximately NIS 1.3 billion to the Bank of Israel from the special line of credit it was granted in 2002. The utilized balance of the special line of credit from the Bank of Israel stood at NIS 915 million as of June 30, 2006 and the balance of the deposits from the public as of that date stood at NIS 87 million.

THE BANK'S SHARE CAPITAL, including preferred shares, amounted to NIS 523 million on June 30, 2006 compared with NIS 527 million as of December 31, 2005 and NIS 509 million as of June 30, 2005.

PROFIT FROM FINANCING OPERATIONS before provisions for doubtful debts amounted to NIS. 11.5 million in the first half of 2006 compared with NIS 29.1 million for the first half of 2005.

The decline in profit from financing operations is primarily a result of a reduction of some 30% in the Bank's credit assets (not including credit secured by the State of Israel's guarantee to the Israel Electric Company) compared with the first half of 2005 and from the decrease in income from interest collected for problematic loans, NIS 3.9 million compared with NIS 6.8 million in the first half of 2005.

THE PROVISION FOR DOUBTFUL DEBTS in the first half of 2006 totaled NIS 19.5 million compared with NIS 21.2 million in the first half of 2005. The loss from financing operations after provision for doubtful debts amounted to NIS 8.0 million compared with a profit of NIS 7.9 million in the first half of 2005.

OPERATING AND OTHER INCOME in the first half of 2006 amounted to NIS 14.2 million compared with NIS 11.6 million in the first half of 2005. The increase in operating income is due to the increase in profits from share investments that reached NIS 11.9 million compared with NIS 8.2 million in the first half of 2005.

OPERATING AND OTHER EXPENSES in the first six months of 2006 amounted to NIS
16.5 million compared with NIS 26.3 million in the first half of 2005. The decrease is due, among other things, to the fact that operating expenses in the first half of 2005 included an expense of NIS 3.7 million in connection with early retirement expenses of the employees that was a result of the broadening of the definition of "wages" for the purpose of payment of wage tax, pursuant to the legislation that was approved as part of the financial policy for 2005.

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WAGE COSTS amounted to some NIS 9.1 million in the first half of 2006 compared with NIS 11.5 million in the first half of 2005. In the first half of 2006 no expense was included for wage tax, while in the first half of 2005, such an expense was included in the amount of NIS 1.8 million. In most of the operating expense items, there was a significant decrease and this as a result of the efficiency plan accompanying the run-off plan.

THE TOTAL CREDIT BALANCE TO THE PUBLIC (excluding credit secured by a State guarantee to the Israel Electric Company) amounted on June 30, 2006 to some NIS 1,045 million compared with NIS 1,276 million on December 31, 2005, and NIS 1,497million on June 30, 2005.

THE TOTAL BALANCE SHEET CREDIT FOR PROBLEMATIC LOANS amounted to NIS 602.6 million as of June 30, 2006 compared with NIS 725.4 million as of December 31, 2005 and NIS 871.7 million as of June 30, 2005. This decline reflects the continued trend in the reduction of the problematic debts of the Bank, as a result of the intense efforts invested by the Bank to collect these debts or to settle them.

DEPOSITS FROM THE PUBLIC on June 30, 2006 amounted to approximately NIS 87 million compared with approximately NIS 178 million as of December 31, 2005 and about NIS 308 million as of June 30, 2005.

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